October 18, 2019

STREETWELL, LLC

Crowdfunding Page Text

INTRO

We are a real estate company with a mission to revitalize America's forgotten places. We will

Create beautiful, affordable housing in distressed communities.
Give ownership of income-producing property to community members and to workers restoring homes.
Provide jobs for individuals striving to overcome barriers.

And we will generate a financial return for impact investors like you.

We are inviting *everyone* to contribute to our work of uplifting communities and *everyone* to receive a reward that is greater than what they put in. This includes members of the communities we serve, individuals who work on the homes we restore, and people like ***you***: impact investors who want to transform local economies.

StreetWell is proud to offer you a promissory note with a 5% return. Your investment will allow us to purchase, restore, and rent out homes, producing a profit that will provide a financial return to you and will allow us to build powerful communities.

Please watch our video and read *all* of the information we have provided on this website, including in attachments and in web links, for a more complete picture of what we are offering to you and to communities.

The minimum to invest in this offering is $1,000. We are excited for you to join us.

MISSION

Our mantra is "restoring distressed human souls through the work of restoring distressed homes." To us, this means creating housing that is a pleasure to live in. It means providing jobs and training to give individuals real opportunities for lasting success. It means people sharing ownership and stewardship

of their neighborhoods so that they can build stronger communities together and so that each and every one of them can thrive.

We offer individuals and communities striving to overcome barriers opportunities for career success and the ability to own the wealth they create.

Our comprehensive strategy leverages community involvement and strong nonprofit and business partnerships to drive our mission and our financial sustainability.

1. We will use your investment to purchase, restore and rent out distressed homes for public vouchers or at market rate so that housing is affordable but generates a profit. The first homes will be in Baltimore and Hagerstown, Maryland.

2. StreetWell's renovation workers will include individuals overcoming addiction, incarceration, and other trauma. They will initially consist of individuals participating in programs offered by Ladders to Leaders (L2L), based in Maryland. L2L provides training in construction and renovation, emotional support, and residence for people in recovery. L2L has a proven model for fostering job success and healing. StreetWell's founder, David Lidz, is the founder and Executive Director of L2L.

3. To complete the renovations and lease and manage the properties, our first partner will be Appalachian Field Services (AFS), a Maryland-based company led by our founder, David Lidz. David has been in construction and property management since 2003 and founded AFS in 2010.

4. We will transfer the properties into Impact Real Estate Portfolios, or IREPs. Members of the communities we target will receive ownership interests in the IREPs in exchange for taking part in activities that will benefit them and their neighborhoods, such as financial literacy courses, caretaking of properties, and training in the core competencies needed to successfully purchase, renovate and manage real estate. StreetWell intends for community members and workers to be the founders of the IREPs and wants these individuals to have the skills to govern the IREPs.

5. We will launch a mobile app that will track participation in these programs and the social impact of our business.

6. As our portfolios of properties expand into cities beyond Maryland, we will begin incubating or partnering with cooperatively owned construction contractors and social justice nonprofits in those areas to continue our mission uplifting communities and individuals.

7. We will build out the legal structures, technology, management policies, procedures and templates to make our model scalable, so any community, anywhere in the US can take full advantage of what we're designing.

Streetwell is guided by the Transform Finance Principles:*

1. Engage communities in design, governance, and ownership.
2. Add more value than you extract.
3. Fairly balance risk and return between investors, entrepreneurs, and communities.

*The Transform Finance Principles are the vision of Morgan Simon; she develops the vision fully in her book: Real Impact: The New Economics of Social Change; Bold Type Books© October3, 2017®

STORY

How We Started

In 2002, founder David Lidz, found the power of spiritual-based, work-based ("*it works if you work it*") personal transformation while recovering from alcoholism.

He began working in the distressed housing management and maintenance industry, became a realtor, and founded his own construction company.

He then founded Ladders to Leaders (L2L), a nonprofit that restores distressed souls recovering from addiction, incarceration, and other trauma by training them and employing them in the work of restoring distressed housing and communities.

It was through the vision of scaling this social enterprise that David went on to start StreetWell.

StreetWell will provide opportunities for people striving to overcome trauma, addiction, and generational cycles of poverty, and it will build community wealth and ownership in America's forgotten places.

Seasoned Team

16 years experience in all facets of the distressed housing industry, including servicing, property management, renovation, financing and maintenance.

Over a decade of sustainable construction implementation including deep retrofits of single family buildings and in-unit energy conservation work in multi-family buildings.

Founder also founded Appalachian Field Services (AFS), which generates an average of $300,000 to $400,000 in construction business sales per year for the past two years. 100% of AFS's 24 employees are individuals who have lived through hardships such as addiction, incarceration, or mental illness. AFS is converting to a cooperative ownership model. As described under "Mission" above, AFS is partnering with StreetWell to accomplish StreetWell's mission.

Founder also founded Ladders to Leaders (L2L), a non-profit that provides individuals overcoming addiction and other hardships with employment and training as part of a strategy for fostering recovery. As described under "Mission" above, L2L is partnering with StreetWell to accomplish StreetWell's mission.

Experience with cooperative ownership models.

Dedication to and experience with community development competencies and practices.

Milestones

2315 Wichita Avenue property purchased by subsidiary of L2L in order to pilot was is now StreetWell's mission and vision. L2L began developing and running the training programs that will become models for StreetWell and are already teaching participants the core competencies needed to successfully purchase, renovate and manage real estate. *(Note that the property belongs to a subsidiary of L2L, and there are no current plans to transfer the house to StreetWell or to an IREP. The goal of the 2315 Wichita Avenue project is to test the StreetWell process, not have the property become part of the IREP.)*

Platform piloted a platform that tracks social impact and business performance by collecting and analyzing actual data from the field. Currently used to track the success of L2L addiction recovery programs, the platform is being further developed to provide real-time, highly detailed and accurate delivery of outcomes data to impact-minded funders and fund managers.

Strong Partnerships

Leverages L2L expertise and success in assisting individuals, through employment and training in building projects, who are already in or ready to begin their recovery from drug and alcohol addiction and other traumas.

Participant in 2018-2019 REDF Accelerator. REDF is a venture philanthropy that invests exclusively in social enterprises that employ and empower people overcoming barriers to work.

Partners with AFS, a seasoned construction company, and property manager.

Key Facts and Financials

- January 2019: L2L received $175,185 to purchase and renovate a Baltimore house (2315 Wichita) to pilot the StreetWell concept as described under "Milestones" above *(Note that the property belongs to a subsidiary of L2L, and there are no current plans to transfer the house to StreetWell or to an IREP. The goal of the 2315 Wichita project is to test the StreetWell process, not have the property become part of the IREP.)*
- March 2019: Began crafting peer-support based on-site safety and training protocols
- May 2019: Founder David Lidz completed REDF Accelerator
- Summer 2019: StreetWell founder began working with Kirkland and Ellis to draft optimal legal structures to realize IREP vision and Opportunity Zone strategies
- Summer 2019: StreetWell founder began working with Jenny Kassan Consulting to design Regulation Crowdfunding and accredited investor securities offerings
- Summer 2019: L2L hired an architect to design the renovation of 2315 Wichita (a property described above that was purchased by a subsidiary of L2L to test the StreetWell concept but that does not belong to StreetWell)
- October 2109: L2L pulled permits for 2315 Wichita (a property described above that was purchased by a subsidiary of L2L to test the StreetWell concept but that does not belong to StreetWell) and began demolition work on the property

INVESTMENT PERKS

All Investors

StreetWell Street Tour and Block Party

$20K+ Investors

StreetWell Tour and Block Party +

4 nights accommodation
private dinner with StreetWell executive team and local community leaders

The Founder

David Lidz, Founder, CEO. A former government relations professional, David's alcoholism took that career and everything else important to him in the late 90's. In 2002, David found spirituality-based Recovery, and immediately saw the link between sobriety, hard-work, service to others, and enterprise, long before he ever heard the terms "social enterprise" or "impact investment." David brings 16 years experience in distressed asset management, maintenance and renovation work, and within that sector has founded and runs two partnering social enterprises: a for-profit construction business (Appalachian Field Services) and a non-profit recovery residency and peer-support/case management organization (Ladders To Leaders).

The Team

Joseph Cureton

Joseph is a serial social entrepreneur, community activist, and civic technologist. He is the founder of Core Staffing, Tribe Works, and the Staffing Cooperative; enterprises bringing employee-ownership to the future of work. He is a founding member of BMore Black Techies, a software engineer by trade and has worked for both silicon valley startups and community based non-profits in that capacity. He studied computer science at Drexel University and Culinary Arts at Johnson and Wales University.

Toby Sheppard Bloch

Toby began his career in public policy, first working on Capitol Hill for then Congressman Bernie Sanders and then organizing union and public employee pension and benefit funds, ensuring investments reflected the interests of plan beneficiaries. After a decade of owning and operating a general contracting firm in NYC, he has spent the last three years leading social enterprise and transitional employment for a workforce development non-profit, generating jobs for community members most impacted by the climate crisis and addressing the causes and effects of extreme weather events.

Jenny Kassan

Jenny has over two decades of experience as an attorney and advisor for mission-driven enterprises.

She is the author of Raise Capital on Your Own Terms: How to Fund Your Business without Selling Your Soul (Berrett-Koehler, October 2017). Jenny earned her J.D. from Yale Law School and a masters degree in City and Regional Planning from the University of California at Berkeley.

Kirkland & Ellis

Kirkland & Ellis is a law firm committed to advancing the communities in which its team lives and works. To fulfill its mission, it provides pro bono legal services to those who cannot afford counsel; it supports charitable and law-related organizations through the Kirkland & Ellis Foundation; it embraces and promotes diversity within Kirkland and the legal profession; and it innovates to reduce its impact on the environment.

Social Media & Website

- www.streetwell.info
- FB: @StreetWell.Info
- Twitter: @street_well